Exhibit 99.1

Psyence BioMed Announces Exercise of Put Option by PsyLabs and Strategic Equity Investment

NEW YORK – February 20, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies for unmet mental health needs, today announced that Psyence Labs Ltd., a leading developer and manufacturer of pharmaceutical-grade psychedelic compounds (“PsyLabs”) has exercised its rights under a previously disclosed put option agreement (the “Put Option Agreement”), pursuant to which Psyence BioMed will make an equity investment in PsyLabs at a fair market value determined in accordance with the terms of the Put Option Agreement.

The Put Option Agreement was previously disclosed by Psyence BioMed and forms part of the broader strategic and commercial relationship between the two vertically integrated companies, including licensing and supply arrangements relating to pharmaceutical-grade psychedelic compounds.

Transaction Overview

Pursuant to the exercise of the Put Option Agreement, Psyence BioMed will acquire equity securities of PsyLabs at a price reflecting fair market value determined in accordance with the valuation methodology set out in the Put Option Agreement, in exchange for common shares in Psyence BioMed (“Share-for-Share Exchange”). The investment is expected to strengthen strategic alignment between the parties, and the transaction, as a whole, is expected to support Psyence BioMed’s long-term supply strategy as its clinical and commercialization programs advance.

The closing of the investment and the Share-for-Share Exchange is subject to customary closing conditions set out in the Put Option Agreement, including the approval of the Board of Psyence BioMed, which has been obtained, the delivery by PsyLabs of documentation evidencing its fair market value, confirmation from PsyLabs that its representations and warranties remain true and that no material adverse event has taken place affecting PsyLabs or its business. The Company expects to consummate the Share-for-Share Exchange on or about February 25, 2026.

In connection with the Share-for-Share Exchange, PsyLabs will issue to the Company 2,900 PsyLabs Shares, representing an aggregate value of US$5,000,000 (“Subscription Amount”), based on a fair market valuation of PsyLabs of US$1,724 per share, and the Company will issue to PsyLabs 1,146,159 common shares of the Company (the “PBM Shares”), calculated by dividing the Subscription Amount by the 30-day VWAP of the Company’s common shares of US$4,36 per share for the period ending immediately prior to the agreed closing date.

No cash consideration will be exchanged in connection with the Share-for-Share Exchange. Following the issuance of the PBM Shares, PsyLabs will beneficially own approximately 49.98% of the Company’s issued and outstanding common shares (based on 1,147,148 common shares outstanding prior to the issuance).

Strategic Context

The exercise of the Put Option reflects the continued evolution of the strategic relationship between the parties, and the Company believes that the transaction supports its long-term objective of securing access to high-quality, pharmaceutical-grade manufacturing capabilities while maintaining capital allocation discipline as its development programs progress.

Governance

As previously disclosed, certain executives of the Company provide consulting services to PsyLabs, and certain individuals are also members of the board of directors of subsidiaries of PsyLabs for purposes of safeguarding the Company’s investment into the PsyLabs group. Collectively, these individuals beneficially own less than 13% of PsyLabs’ outstanding equity securities. Accordingly, in connection with the Put Option Agreement and the exercise thereof, a Special Committee of independent and disinterested directors of Psyence BioMed have reviewed and ratified the transaction. The Special Committee considered, among other things, the commercial rationale for the transaction and an independent third-party valuation of PsyLabs.

About PsyLabs

PsyLabs is a psychedelic Active Pharmaceutical Ingredient (API) development company, federally licensed to cultivate, extract, and export psilocybin mushrooms and other psychedelic compounds including psilocin, mescaline, ibogaine, and dimethyltryptamine (DMT) to legal medical and research markets. The company has successfully exported psilocybin products to Canada, the UK, Portugal, and Slovenia, and supplies purified extracts to its UK-based CMO partner.

PsyLabs operates from an ISO 22000-certified facility audited by the British Standards Institution, ensuring the highest standards of safety and traceability. With a focus on natural compound purification, regulatory support, and global distribution, PsyLabs is expanding its product pipeline to include ibogaine and other next-generation psychedelics.

www.psylabs.life

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the anticipated closing of the Share-for-Share Exchange, the expected timing of closing, the issuance of common shares of the Company to PsyLabs, the anticipated ownership percentage of PsyLabs following closing, the strategic rationale for the transaction, anticipated supply and manufacturing benefits, and the Company’s future development and commercialization plans. Forward-looking statements are typically identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “will,” “may,” “should,” “could,” or similar expressions.

These statements are based on current assumptions and expectations, including assumptions that all closing conditions under the Put Option Agreement will be satisfied or waived, that required corporate approvals will remain effective, that no material adverse change will occur with respect to PsyLabs, that the Company will remain in compliance with applicable Nasdaq listing requirements, and that the strategic relationship between the parties will continue as currently contemplated. These assumptions are inherently uncertain and may prove to be incorrect.

There can be no assurance that the Share-for-Share Exchange will be consummated on the expected timeline or at all. The issuance of 1,146,159 common shares represents a significant percentage of the Company’s outstanding equity and is expected to result in substantial dilution to existing shareholders. Following closing, PsyLabs is expected to beneficially own approximately 49.98% of the Company’s outstanding common shares, which may significantly influence the outcome of matters submitted to shareholders and could impact the Company’s governance and control dynamics.

Actual results could differ materially from those expressed or implied by these forward-looking statements due to various risks and uncertainties, including, without limitation: (i) risks that one or more closing conditions are not satisfied; (ii) risks relating to stockholder dilution and potential changes in control or influence; (iii) risks associated with related-party transactions and corporate governance matters; (iv) the Company’s ability to maintain compliance with Nasdaq listing standards; (v) volatility in the market price of the Company’s common shares; (vi) regulatory, legal or stock exchange review of the transaction and related notifications; (vii) changes in market, economic or industry conditions; and (viii) risks relating to the Company’s clinical development programs, supply chain arrangements and commercialization strategy.

Additional risks and uncertainties are described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025, and in the Company’s other filings with the SEC. These filings identify additional factors that could cause actual results to differ materially from those described in forward-looking statements.

Forward-looking statements speak only as of the date of this communication. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements.

The Company does not make any medical, treatment or health benefit claims regarding its product candidates. Regulatory authorities have not approved or evaluated claims regarding psilocybin, ibogaine or other psychedelic compounds. The safety and efficacy of such compounds have not been established through approved clinical trials, and there can be no assurance that regulatory approvals necessary for commercialization will be obtained.

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